                     FINANCIAL PACIFIC INSURANCE GROUP, INC.
                               3850 Atherton Road
                            Rocklin, California 95765
                                 (916) 630-5000


                                  July 23, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                  Re: Financial Pacific Insurance Group, Inc. -- Registration Statement on Form 8-A (File No. 0-24349)
                         -----------------------------------------------------


Ladies and Gentlemen:

                  On April 20, 1998, Financial Pacific Insurance Group, Inc. (the "Company") filed a Registration Statement on Form S-1 (the "Form S-1," Registration No. 333-50511) with your office. On May 28, 1998, the Company filed the above-captioned Registration Statement on Form 8-A.

                  Pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Form 8-A becomes effective 60 days after filing. As we do not anticipate that the Company's Form S-1 will be declared effective by July 27, 1998, we request the withdrawal of the Form 8-A at this time.

                  The Company will refile a new Registration Statement on Form 8-A on a subsequent date. Thank you in advance for your assistance.


                                           Very truly yours,

                                           /s/ Robert C. Goodell

                                           Robert C. Goodell
                                           President and Chief Executive Officer

cc:  Mr. Joseph K. Pascale